Mail Stop 3561



								December 22, 2005



Mark Poulsen, Chief Executive Officer
Fit for Business International, Inc.
3155 E. Patrick Lane
Suite 1
Las Vegas, Nevada

		RE:	Fit for Business International, Inc.
			Registration Statement on Form SB-2
			File No. 333-122176
			Amendment Filed: December 5, 2005

Dear Mr. Poulsen:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. When discussing the possible section 5 violation, please make clear the activities of Fort Street Equity as an underwriter in the distribution of these shares on behalf of the company and the potential liability resulting as an underwriter in this offering.

Risk Factors, page 7
2. Risk factor 2 should clearly discuss in the subheading and in the risk factor narrative the potential rescission liability as a result of the possible section 5 violation. The narrative should make clear the total dollar amount of possible rescission liability.

Management`s Discussion and Analysis, page 17
3. Please add back the results of operations for the year ended
June
30, 2005 as compared to the same period in 2004.
4. The possible rescission liability should be discussed in the beginning of the MD&A section and should be discussed in greater detail. Focus on the potential liability to the company and discuss the impact this could have upon your liquidity and capital resources.
5. Update the disclosure regarding loans due to (from) related parties as of the most recent financial statements.

Financial Statements

Options Granted to Fort Street Equity
6. You have represented that the $10,000 cash payment made by Fort Street Equity is the fair value of the option. This results in the payment of Fort Street of $0.005 per share. We also note that Fort
Street has sold approximately 600,000 of these options to other parties at a price range of $0.17 - $0.30 per share. Given the difference in these amounts, please explain to us how you determined that the $10,000 payment represents fair value. Provide us with your supporting analysis.
7. Tell us whether the option was intended to reflect compensation to
Fort Street for services rendered or to be rendered, or for financing purposes.
8. We note the language in paragraph 4 of the Stock Option Agreement that discusses the non-assignability of the option. At the time the option was granted, did you intend for Fort Street to sell the options to other parties and lend the sale proceeds to you? If not, tell us when this arrangement was agreed to by Fort Street and Fit for Business.
9. Tell us more about the parties, other than the Wendts, who purchased the options from Fort Street.

10. Tell us whether Fit for Business has any obligation to repurchase the options.
11. When the holders choose to exercise the options, tell us whether they will seek settlement directly from Fit for Business or from Fort
Street Equity.
12. We note that Fort Street is a shareholder of Fit for Business, and if the remaining options were exercised, would hold an ownership interest of approximately 14%. Tell us how you determined that Fort
Street did not qualify as a "principal stockholder" as defined in paragraph 395 of SFAS 123.
13. We note your discussion of the potential Section 5 violation with respect to the shares that Fort Street sold to various individuals.
Due to the fact that the shares sold are subject to rescission, it appears that the promissory notes should be classified as short term as opposed to long term. Please explain to us your reason for maintaining the liabilities as long term or revise to reclassify the promissory notes to short term on the face of the balance sheet.

Part II - Information Not Required in Prospectus

Recent Sales of Unregistered Securities
14. Please add disclosure regarding the transaction that is now subject to possible rescission liability in part II of the registration statement as a recent sale of unregistered securities.

Exhibits
15. We note the $33,273 loan from Kamaneal Investments on November 25, 2005. Please file the loan agreement as an exhibit.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 regarding requesting acceleration of registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


      You may contact Babette Cooper at (202) 551-3396 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397, or to Pam Howell, who supervised the review of your filing, at (202) 551-3357.


      Sincerely,



John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc.	Richard Anslow, Esq.
	732-577-1188







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Mark Poulsen
Fit For Business International, Inc.
December 22, 2005
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